Filed by Astria Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Astria Therapeutics, Inc.

Commission File No: 001-37467

Date: October 14, 2025

The following communications are being filed in connection with the proposed merger between Astria Therapeutics, Inc. (“Astria”) and BioCryst Pharmaceuticals, Inc. (“BioCryst”):

A LinkedIn post related to the transaction:

Today, Astria announced it has entered into an agreement to be acquired by BioCryst Pharmaceuticals, Inc.: https://www.linkedin.com/company/biocryst-pharmaceuticals/

The combined company has the opportunity to establish a leading HAE company, advancing our shared mission of empowering patients to live beyond the limitations of their HAE.

Read the announcement for the full details here: https://ir.astriatx.com/news-releases/news-release-details/biocryst-acquire-astria-therapeutics-strengthening-presence-hae

An e-mail from Jill C. Milne, Ph.D., Astria’s Co-Founder and Chief Executive Officer, to Astria’s employees:

Dear Astrians,

This morning we issued a press release announcing an agreement for Astria to be acquired by BioCryst Pharmaceuticals for an implied value of $13 per share in a combination of cash and BioCryst stock.

For our team, this agreement reflects the value of the science, dedication, and hard work that everyone at Astria has contributed. It is a validation of the incredible navenibart program that we have built and progressed together. BioCryst’s established commercialization infrastructure and deep expertise in HAE are expected to maximize the reach of navenibart, expanding access for patients. With the addition of navenibart, BioCryst’s portfolio will include both a leading oral and potentially best-in-class injectable therapy for HAE, empowering physicians and patients with optimal choices for individualized care.

While the transaction is subject to important regulatory approvals and Astria stockholder approvals, we expect the deal to close in Q1 2026. Until then, our priorities and our commitment to patients do not change. We must stay focused on delivering the promise of navenibart, advancing our Phase 3 program, and continuing to operate as a public company.

I recognize that this is a lot to digest. We are scheduling a team meeting this morning to review this announcement in more detail, communicate more specifics around how we will be supporting our team during this transition, and answer any questions you may have.

I am incredibly proud of our talented Astria team, whose dedication and hard work have brought us to this important milestone.

Jill

An e-mail to certain partners, vendors and collaborators:

Dear ______,

Today we announced an agreement to be acquired by BioCryst Pharmaceuticals in a press release linked here: https://ir.astriatx.com/news-releases/news-release-details/biocryst-acquire-astria-therapeutics-strengthening-presence-hae. We believe that this transaction will advance our shared mission of empowering patients to live beyond the limitations of HAE.

BioCryst’s established commercialization infrastructure and deep expertise in HAE are expected to maximize the reach of navenibart, expanding access for patients. With the addition of navenibart, BioCryst’s portfolio will include both a leading oral and potentially best-in-class injectable therapy for HAE, empowering physicians and patients with optimal choices for individualized care.

The transaction is expected to close in Q1 2026, subject to customary closing conditions and approval of Astria stockholders. Until then, we want to emphasize that it’s business as usual, and we are focused on continuing our partnership with you while we progress navenibart closer to patients.

We understand that you might have questions, and we would be happy to arrange a call to discuss.

Thank you for your continued support.

Best,

________

An e-mail from Christopher Morabito M.D., Astria’s Chief Medical Officer, to certain physicians:

Subject: Important News Regarding Astria Therapeutics

Dear Colleagues, Collaborators, and Friends

With your support, we at Astria have been developing navenibart with the mission of empowering patients to live beyond the limitations of HAE. Our ongoing Phase 3 ORBIT program investigating the effectiveness of every 3-month and every 6-month doses is reaching the HAE community around the world. We’re excited to see and be a part of the progress.

Today, we’ve announced the next stage of this journey. We have shared that we’ve agreed to be acquired by BioCryst Pharmaceuticals. Pending customary closing conditions, the transaction is expected to close in the first quarter of 2026. BioCryst’s established commercialization infrastructure and deep expertise in HAE are expected to maximize the reach of navenibart, expanding access for patients. With the addition of navenibart, BioCryst’s portfolio will include both a leading oral and potentially best-in-class injectable therapy for HAE, empowering physicians and patients with optimal choices for individualized care.

Meanwhile, all work streams, including ALPHA-ORBIT and ORBIT-EXPANSE, will continue uninterrupted with full focus and effort. We are committed to working closely with you and the full HAE community to support the progress of navenibart, and we will continue to rely on your expertise, skill, and collaboration as this journey continues. We will continue to update you with progress.

Please don’t hesitate to reach out to me with questions.

My best regards,

Christopher Morabito MD

Chief Medical Officer

Astria Therapeutics

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on, among other things, BioCryst management’s and Astria management’s beliefs, assumptions, current expectations, estimates and projections about the economy and BioCryst and Astria and the industry in which they operate. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements include statements regarding, among other things, the expected benefits of the transaction and BioCryst’s ability to recognize the benefits of the transaction, the anticipated timing of the closing of the transaction, the anticipated financial impact of the transaction, BioCryst’s or the combined company’s performance following the transaction, including future financial and operating results, anticipated approval and commercialization of navenibart, pharmaceutical research and development, such as drug discovery, preclinical and clinical development activities and related timelines, and BioCryst’s and Astria’s plans, objectives, expectations, intentions, growth strategies and other statements that are not historical facts. BioCryst and Astria caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive agreement with respect to the transaction; the outcome of any legal proceedings that may be instituted against BioCryst or Astria; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and Astria stockholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction, including anticipated synergies, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where BioCryst and Astria do business; the significant indebtedness BioCryst expects to incur in connection with the transaction and the need to generate sufficient cash flows to service and repay such debt; the possibility that the transaction may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks relating to the potential dilutive effect of shares of BioCryst common stock to be issued in the transaction; and other factors that may affect future results of BioCryst, Astria and the combined company. Additional factors that could cause results to differ materially from those described above can be found in BioCryst’s Annual Report on Form 10-K for the year ended December 31, 2024, BioCryst’s Quarterly Report on Form 10-Q for the three months ended June 30, 2025, Astria’s Annual Report on Form 10-K for the year ended December 31, 2024, Astria’s Quarterly Report on Form 10-Q for the three months ended June 30, 2025, and in other documents BioCryst and Astria file with the Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov.

Important Additional Information and Where to Find It

In connection with the transaction, BioCryst will file with the SEC a registration statement on Form S-4 (the “registration statement”), which will contain a proxy statement of Astria and a prospectus of BioCryst (the “proxy statement/prospectus”), and each of BioCryst and Astria may file with the SEC other relevant documents regarding the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY BIOCRYST AND ASTRIA, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BIOCRYST, ASTRIA AND THE TRANSACTION. When final, a definitive copy of the proxy statement/prospectus will be mailed to Astria stockholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus, as well as other filings containing information about BioCryst and Astria, free of charge from BioCryst or Astria or from the SEC’s website when they are filed. The documents filed by BioCryst with the SEC may be obtained free of charge at BioCryst’s website, at www.biocryst.com, or by requesting them by mail at BioCryst Pharmaceuticals, Inc., 4505 Emperor Boulevard, Suite 200, Durham, North Carolina 27703, Attention: Corporate Secretary. The documents filed by Astria with the SEC may be obtained free of charge at Astria’s website, at www.astriatx.com, or by requesting them by mail at Astria Therapeutics, Inc., 22 Boston Wharf Road, 10th Floor, Boston, Massachusetts, 02210, Attention: Investor Relations. The information included on BioCryst’s and Astria’s websites is not incorporated by reference into this communication.

Participants in the Solicitation

BioCryst and Astria and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Astria in respect of the transaction. Information about BioCryst’s directors and executive officers is available in BioCryst’s proxy statement, dated April 24, 2025, for its 2025 Annual Meeting of Stockholders, and other documents filed by BioCryst with the SEC. Information about Astria’s directors and executive officers is available in Astria’s proxy statement, dated April 28, 2025, for its 2025 Annual Meeting of Stockholders, and other documents filed by Astria with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from BioCryst or Astria as indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.